SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

Under

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

nStor Technologies, Inc.

(Name of subject company)

nStor Technologies, Inc.

(Name of person filing statement)

Common Stock, $0.05 Par Value

(Title of class of securities)

67018N 10 8

(CUSIP Number of class of securities)

Mr. Jack Jaiven

Interim Chief Financial Officer, Vice President and Treasurer

nStor Technologies, Inc.

6190 Corte Del Cedro

Carlsbad, California 92009

(760) 683-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Donn A. Beloff, Esq.

Brian J. Gavsie, Esq.

Greenberg Traurig, P.A.

401 East Las Olas Boulevard

Suite 2000

Fort Lauderdale, Florida 33301

(954) 765-0500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D–9 filed by nStor Technologies, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on August 5, 2005 relating to the offer by Normandy Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Xyratex Ltd, a Bermuda corporation (“Parent”), to purchase each issued and outstanding share of common stock, par value $0.05 per share, of the Company (the “Shares”) for $0.105, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase relating to the offer, dated August 5, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended, supplemented or otherwise modified from time to time, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission on August 5, 2005. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 27, 2005, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the completion of the Offer, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation and as an indirect wholly owned subsidiary of Parent.

Item 4.	The Solicitation or Recommendation.

(a) The first subsection under “The Solicitation or Recommendation — Background” describing the contacts between Parent and the Company is hereby amended by deleting the first 25 paragraphs and replacing them in their entirety with the following:

“The first contact between the Company and Parent occurred during the summer of 2004 when one of the Company’s sales representatives made a routine sales call to Matt Cornell, Parent’s Executive Vice President, Storage Systems. Mr. Cornell determined that Parent was interested in considering the Company’s products, and as a result, on September 3, 2004, nStor Corporation and Xyratex Technology entered into a standard Non-Disclosure Agreement, in the ordinary course of business, to allow the Company to disclose certain proprietary information concerning its products to Parent. There was no contemplation of a business combination at this time.

On January 6, 2005, Mr. Cornell contacted Todd Gresham, the Company’s CEO and President, to discuss potential business synergies and Parent’s interest in purchasing various products from the Company.

On January 25, 2005, Mr. Gresham met with Mr. Cornell and Steve Thompson, Parent’s Chief Technology Officer, in Boston, Massachusetts. At that meeting, the parties further discussed the Company’s products and the Company’s sales to various original equipment manufacturers (OEMs). Mr. Cornell suggested that a joint development agreement or strategic alliance of some type with the Company would be of interest to Parent.

During January and February 2005, the Company engaged in meetings and discussions with a privately held company in the data storage industry concerning a potential corporate transaction (joint development or combination). Mr. Gresham, Jack Jaiven, the Company’s Vice President and Interim Chief Financial Officer, and Lisa Hart, the Company’s Executive Vice President - Marketing and Alliances, held a meeting with the chief executive officer, chief financial officer and two other representatives of the other company. During the meeting, the parties discussed, among other things, potential synergies between the two companies and whether a combined company would be more successful in raising capital than either company would be on its own. No valuations were proposed in connection with these discussions. The Company determined that it would not proceed with this transaction because sufficient synergies between the two companies did not exist.

During early February 2005, Messrs. Gresham and Cornell spoke several times and, on February 10, 2005, the Company sent Parent a sample of one of the Company’s products for testing and evaluation.

On February 17, 2005, Mr. Gresham briefed the Chairman of the Company’s Board of Directors, H. Irwin Levy, on the various discussions with Parent and the possibility of a strategic alliance or joint development agreement. At that time, Parent was continuing its testing and evaluation of the Company’s products and had not yet indicated to the Company that Parent was interested in the Company as an acquisition candidate.

During late February 2005, the Company was contacted by the representative of another public company in the data storage industry that expressed an interest in the acquisition of the Company. As a result of such contact, there were several follow-up meetings and discussions. Mr. Gresham, Mr. Jaiven and Guy Carbonneau, the Company’s Vice President - Technical Advisor, met with the chief executive officer, chief financial officer and several other representatives of the other company during which the parties discussed, among other things, various corporate strategies of, and product lines offered by, the two companies. Mr. Gresham, Mr. Jaiven and the other company’s chief executive officer and chief financial officer then met separately to discuss a potential transaction whereby they expressed on their company’s behalf an interest in a potential acquisition of the Company’s net assets, not including certain non-business liabilities. No valuations were proposed in connection with these discussions. However, the potential buyer stated that any offer would be under then current market pricing. No offer was ever received from this potential buyer.

On March 1, 2005, Mr. Cornell advised Mr. Gresham that Parent was actively considering other potential acquisition candidates and that Parent was very interested in the Company as an acquisition candidate.

On March 7, 2005, Mr. Gresham traveled to England to meet with Mr. Cornell, Mr. Thompson, Richard Pearce, Parent’s Chief Financial Officer, and Stephen Barber, Parent’s Chief Executive Officer, to discuss a possible business combination between the Company and Parent.

On or about March 7, 2005, the Company proposed change of control agreements to certain of its executive officers including Mr. Gresham, Ms. Hart and Mr. Carbonneau in order to induce these officers to remain with the Company during the discussions of a possible business combination with another company.

On March 9, 2005, there was a conference call among Mr. Levy, Mr. Gresham, Jack Jaiven, the Company’s Vice President and Interim Chief Financial Officer, Mr. Pearce and Mr. Barber. Parent expressed a positive initial evaluation of the Company’s products and proposed a purchase of the Company, or its assets, subject to satisfactory completion of due diligence. Parent proposed an initial purchase price of $10 million to $15 million, plus a potential earn-out. Discussions continued during the remainder of March 2005. During that period, the Company and Parent negotiated with respect to the valuation of the Company.

On April 1, 2005, the Company’s Board of Directors met. At that meeting, Mr. Gresham made a detailed presentation of Parent’s proposal, including a discussion of a range of proposed purchase prices which were less than the market price for the Company’s stock. Mr. Gresham discussed certain aspects of Parent’s business and summarized the synergies expected to result from a merger, including anticipated cost savings and potential increased revenues going forward.

At that meeting, the Board evaluated the feasibility of accepting an offer from Parent based on the aforementioned valuation range described by Mr. Gresham. The Board’s deliberations considered that: (i) recent meetings with potential equity and/or debt investors had produced no meaningful possibilities for cash infusions; (ii) after consultation with various prospective investors and Legg Mason Wood Walker, Incorporated, the Company’s investment banker (“Legg Mason”), the Board concluded that the Company’s true value was lower than its market capitalization; (iii) even if the Company were successful in raising additional capital, the resulting dilution would be extremely detrimental to the existing stockholders; (iv) the Company’s projected cash needs over the next 90 days exceeded the amount of cash available plus expected to be received under its financing facility; (v) the form of consideration might be Parent stock although a cash offer was also possible; and (vi) the Company’s recently filed Annual Report on Form 10-K contained another audit opinion with a going concern qualification which would perpetuate the existing negative impact with customers, suppliers and potential investors. After substantial discussion, the Board determined that under the circumstances a merger with Parent based upon the valuation discussed by Mr. Gresham represented a viable alternative available to the Company. The Board then authorized Mr. Gresham to continue the negotiations with Parent.

On April 4, 2005, Mr. Jaiven sent Mr. Pearce an outline of a proposed purchase transaction in which Parent would acquire all of the Company’s outstanding common stock for a price to be agreed upon by the parties with the consideration in the form of shares of common stock of Parent plus an option to acquire additional shares of common stock of Parent.

During April 2005, negotiations continued and Parent accelerated its due diligence review of the Company. The Company also provided Parent with various due diligence information at the Company’s research and development facility in Lake Mary, Florida.

On April 26, 2005, representatives of the Company, Parent and the parties’ legal advisors held their first conference call to discuss a proposed transaction structure involving a tender offer for the Company’s outstanding shares of capital stock.

On May 6, 2005, Messrs. Levy, Jaiven and Gresham, as well as one of the Company’s directors, Mark Shirman, representing the Company, and Messrs. Barber and Pearce, representing Parent, met in Boston to continue discussion of a possible business combination. During the meeting, the parties discussed a possible business combination and agreed (1) upon a valuation of $24.5 million (assuming a Company tangible net worth of -$1.7 million), to be reduced by various change of control payments and transaction expenses, (2) that three major stockholders would be asked to execute stockholder support agreements and non-competition agreements and (3) that Parent would consider some form of working capital loan to the Company.

As a result of the May 6 meeting, on May 13, 2005, the Company received a Proposed Term Sheet (the “Term Sheet”) from Parent. That Term Sheet proposed the purchase of all of the outstanding capital stock of the Company in exchange for common stock of Parent. The exchange ratio was based on (i) a value of $24.5 million (assuming a Company tangible net worth of -$1.7 million) and (ii) Parent’s common share price over a 90-day period prior to execution of definitive agreements. The purchase price would be reduced by various change of control payments and transaction expenses. The Term Sheet also included a provision requiring stockholder support agreements from the Significant Stockholders, which would include the grant of an option on such stockholders’ shares in favor of Parent.

On May 17, 2005, Mr. Jaiven emailed a revised Term Sheet to Mr. Pearce. The revised Term Sheet (1) provided for a working capital loan from Parent to the Company of $3 million immediately and $2 million in six months, (2) provided for a break-up fee payable to the Company by Parent in the event that Parent terminated the merger agreement and (3) deleted the proposed options on shares owned by the Significant Stockholders.

On May 18, 2005, there was a conference call among representatives of Parent and the Company during which the parties discussed and agreed that the proposed transaction should be restructured as an all cash tender offer in lieu of the proposed stock-for-stock exchange with the remaining economic terms the same as set forth in the Term Sheet. Subsequent to this call, counsel to Parent distributed a revised Term Sheet to representatives of the Company. The revised Term Sheet (1) set forth the revised deal structure, (2) rejected the amount and timing of the working capital loan from Parent to the Company, (3) rejected the notion of a break-up fee payable to the Company and (4) included a definition of material adverse effect, as requested by the Company.

On May 20, 2005, a representative of Parent conducted a due diligence review of the Company’s records at the Company’s offices in Carlsbad, California. Parent continued its due diligence efforts through July 2005.

Also on May 20, 2005, counsel to the Company provided a revised Term Sheet with a revised material adverse effect definition to Parent and Parent’s counsel.

On May 25, 2005, the Company retained Capitalink, L.C. to provide an opinion to the Company’s Board of Directors as to the fairness, from a financial point of view, of the consideration proposed to be received pursuant to the proposed transaction with Parent.

On May 26, 2005, counsel to Parent circulated a revised Term Sheet to representatives of the Company. Because the parties believed that they were close to agreement on significant deal terms, rather than continue negotiations on the Term Sheet, the parties decided to begin negotiating a definitive Merger Agreement and ancillary agreements, including Support Agreements, non-competition agreements, a promissory note and a license agreement.

On June 2, 2005, Parent’s counsel circulated the first draft of a Merger Agreement between Parent, Purchaser and the Company. The aggregate proposed merger consideration was $24.5 million in cash, less an adjustment for any decrease in the Company’s net worth from March 31, 2005 to May 31, 2005, less certain change of control payments and transaction expenses if paid by Parent.

On June 3, 2005, Parent’s counsel circulated the first draft of the Support Agreements, which did not include the originally requested option to purchase shares held by the Significant Stockholders.

On June 9, 2005, the Company’s counsel circulated comments to the draft Merger Agreement.

On June 16, 2005, the Company’s counsel circulated comments on the draft Support Agreements, although no material issues were raised by such comments.

During the remainder of June and the first week of July, Parent focused its efforts on completing its due diligence review of the Company.

On July 6, 2005, Parent’s counsel distributed a draft promissory note and draft license agreement.

On July 8, 2005, the Company’s counsel circulated comments on the promissory note, which focused primarily on the timing of repayment.

On July 12, 2005, Parent’s counsel circulated revised drafts of the Support Agreements as well as drafts of the non-competition agreements.

On July 12, 2005, Parent’s counsel and the Company’s counsel discussed open issues and resolved the significant issues outstanding on the Merger Agreement, which were the break-up fee provisions and the definition of Material Adverse Effect.

On July 13, 2005, the Company’s counsel circulated comments on the non-competition agreements. Parent’s counsel and the Company’s counsel had a telephone conversation and finalized the limited issues on the non-competition agreements and the Support Agreements.

On July 15, 2005, Parent’s counsel circulated drafts of the non-competition agreements and the Support Agreements based upon the conversations with the Company’s counsel.

Also on July 15, 2005, Parent’s counsel circulated revised drafts of the Merger Agreement, license agreement and promissory note.

On July 19, 2005 representatives of Parent, Parent’s counsel, the Company and the Company’s counsel had a conference call to discuss open issues on the license agreement and promissory note and substantially resolved such open issues, including amounts and timing of payments under the promissory note.

On July 21 and July 22, 2005, representatives of Parent, Parent’s counsel, the Company and the Company’s counsel had conference calls to finalize most of the details of the Merger Agreement and the ancillary agreements.

During the week of July 25, 2005, the parties and their legal advisors concluded negotiations of, and finalized, the Merger Agreement and various ancillary agreements.

On July 27, 2005, each of the Company’s senior executive officers who had been offered change of control agreements, including Mr. Gresham, Ms. Hart and Mr. Carbonneau, formally accepted such offer and executed change of control agreements with the Company.

On each of July 19, 2005 and July 26, 2005, the Company’s Board of Directors reviewed the status of the proposed transaction, received a full briefing from management and a presentation from Capitalink as to the fairness, from a financial point of view, to the common stockholders of the Company, of the consideration proposed to be received by such common stockholders in connection with the proposed offer and merger. The Board also received a full report and analysis of the transaction from the Company’s legal advisors. After discussions of the proposed transaction and the Board’s fiduciary responsibilities to the Company’s stockholders, on July 26, 2005 the Board approved the Merger Agreement and the other transaction documents.

Following such approval, on July 27, 2005, the Merger Agreement was executed by Parent, Purchaser and the Company and the Support Agreements were executed by the stockholders named therein, Purchaser and Parent.

On July 28, 2005, Parent and the Company, before the opening of trading on AMEX and Nasdaq, issued a joint press release announcing the transaction.”

(b) The fifth numbered item under the subsection “The Solicitation or Recommendation—Reasons for the Recommendation of the Board of Directors” is hereby amended by deleting such paragraph and replacing it in its entirety with the following paragraph:

“5.	No Strategic Alternatives Available. The Board determined that it had no other strategic alternatives available. The Board considered the presentations of the Company’s management and the Board’s review with respect to trends in the industry in which the Company’s business operates. The Board determined that it would not be viable to remain an independent public company because it had not been successful in realizing any capital raising alternatives that it had sought and because Mr. Levy and the Company’s other private investors indicated their unwillingness to continue to fund the Company’s operating losses. The Board also determined that there were no other viable acquisition or merger alternatives with other companies in the Company’s industry.”

(c) The last paragraph under the subsection “The Solicitation or Recommendation—Opinion of Financial Advisor” is hereby amended by deleting such paragraph in its entirety.

(d) The subsection “The Solicitation or Recommendation—Valuation Review” is hereby amended by deleting such subsection in its entirety.

(e) The first sentence in the first bullet under the first paragraph under the subsection “The Solicitation or Recommendation—Company Financial Performance Review” is hereby amended by replacing the words “OEM’s and SI’s” with “Original Equipment Manufacturers and Solution Integrators.”

(f) Item 4 is hereby amended by adding the following subsection at the end of the subsection “The Solicitation or Recommendation—Stock Price Performance Review”:

“Valuation Analysis Overview

Based upon a review of the historical and projected financial data and certain other qualitative data for the Company, Capitalink utilized several valuation methodologies and analyses to determine a range of values. Each of the analyses was then weighted to determine an overall indicated equity value range for the Company. Capitalink weighted the discounted cash flow, comparable company and the comparable transaction analyses (all of which are discussed in more detail hereafter) 40%, 40% and 20%, respectively. Less weighting was applied on the Comparable Transaction Analysis because the analysis did not take explicitly into account future performance. Based on the weightings, Capitalink determined an indicated value per share for the Company of between $0.05 and $0.09.

The range of indicated equity values per share for the Company was then compared to the Per Share Consideration. Capitalink noted that the Per Share Consideration was above the indicated value range.”

(g) The second paragraph under the subsection “The Solicitation or Recommendation—Comparable Company Analysis” is hereby amended by adding the following sentence between the first and second sentences of that paragraph.

“The Comparable Companies include Storage Technology Corp., Xyratex Ltd, Adaptec, Inc. and Dot Hill Systems Corp.”

(h) The fourth paragraph under the subsection “The Solicitation or Recommendation—Comparable Company Analysis” is hereby amended by deleting such paragraph and replacing it in its entirety with the following paragraph.

“Capitalink also calculated the Company’s current trading multiples based on the market’s assumption that the $9.1 million in Preferred Stock will not be converted. Based on this assumption, the Company’s enterprise value to LTM revenue, calendar year 2005 revenue and calendar year 2006 revenue multiple was 3.17, 1.59 and 0.95 times, respectively. Given the Company’s historical and projected operating losses, Capitalink was not able to calculate multiples based on EBITDA or earnings per share.”

(i) Item 4 is hereby amended by adding the following paragraph at the end of the fourth paragraph under the subsection “Comparable Company Analysis”:

“Capitalink noted that the Company’s LTM revenue multiple and calendar year 2005 revenue multiple were significantly higher than the Comparable Companies. Capitalink believes that the higher multiples are indicative of the low liquidity in the Company’s common stock and speculation by penny stock investors based on the expectation of higher revenues. This is despite the Company’s long history of significant operating losses, failure to generate significant increases in revenue and the unwillingness of existing capital providers to continue funding the business.”

(j) Item 4 is hereby amended by adding the following table at the end of the first paragraph under the subsection “The Solicitation or Recommendation—Comparable Transaction Analysis”:

“The Comparable Transactions are as follows:

Target	Acquiror
Storage Technology Corp.	Sun Microsystems, Inc.
Computer Network Tech. Corp.	McData Corp.
Snap Appliances, Inc.	Adaptec, Inc.
Visual Circuits Corporation	FOCUS Enhancements, Inc.
Chaparral Network Storage, Inc.	Dot Hill Systems Corp.
ZT Automation	Xyratex Ltd.
Inrange Technologies Corp.	Computer Network Tech.
Solunet/StorNet, Inc.	Storage Area Networks, Inc.”

(k) The fourth paragraph under the subsection “The Solicitation or Recommendation—Comparable Transaction Analysis” is hereby amended by deleting such paragraph and replacing it in its entirety with the following paragraphs:

“Capitalink noted the following with respect to the multiples generated:

•	The enterprise value to LTM revenue multiple ranged from 0.59 times to 7.31 times, with a mean of 1.88 times.

•	The enterprise value to LTM EBITDA multiple ranged from 6.5 times to 11.1 times, with a mean of 9.2 times.

Capitalink noted that Comparable Transactions included the acquisition of Chaparral Network Storage, Inc, which was acquired at a LTM revenue multiple of 7.31 times. Capitalink felt that this acquisition was an outlier because it represented the acquisition of key technologies related to midrange controllers for which Chaparral had sole intellectual property rights to. Excluding this acquisition from the Comparable Transactions, the mean enterprise value to LTM revenue multiple would be 1.10 times.”

(l) The first paragraph under the subsection “The Solicitation or Recommendation—Intent to Tender” is hereby amended by adding the following sentence between the first and second sentences of the paragraph.

“The Company believes that all 24,326,349 Shares held by its executive officers, directors, affiliates and subsidiaries will be tendered in the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 2005	nSTOR TECHNOLOGIES, INC.

	By:	/S/ JACK JAIVEN
Jack Jaiven Interim Chief Financial Officer, Vice President and Treasurer